Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the Company's ratio of earnings to fixed charges for the years ended December 31 as indicated:

	Year Ended December 31,
	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	14.84	15.26	5.75	13.12	9.45

        For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.